Exhibit 99.1

Kedrion and Kamada Announce FDA Approval of KEDRAB® Label Update, Confirming Safety and Effectiveness in Children

●	Label Expansion Differentiates KEDRAB® as the First and Only Human Rabies Immune Globulin (HRIG) Available in the U.S. to be Clinically Studied in Children

●	KEDRAB Product Label Now Includes Patients of All Ages

●	New FDA Approval Based on Safety and Effectiveness of KEDRAB in the Pediatric Population Demonstrated in a U.S. Post Marketing Clinical Trial

●	World Health Organization Estimates up to 40 Percent of People Exposed to a Suspected Rabid Animal are Children Under 15 Years of Age

Fort Lee, NJ and Rehovot, Israel – June 2, 2021 - Kedrion Biopharma and Kamada Ltd. (NASDAQ & TASE: KMDA), two leading biopharmaceutical companies specialized in plasma-derived protein therapeutics, announced today the U.S. Food and Drug Administration (FDA) has approved a label update for KEDRAB® (Rabies Immune Globulin [Human]), establishing the product’s safety and effectiveness in children.

KEDRAB, a human rabies immune globulin (HRIG), is now indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection in persons of all ages when given promptly following contact with a rabid or possibly rabid animal. The new updates to the KEDRAB label are based on data from the KEDRAB U.S. post marketing Pediatric Study, the first and only clinical trial to establish pediatric safety and effectiveness of any HRIG in the U.S.

Additional evidence to support the use of KEDRAB in children comes from real world evidence. According to Centers for Disease Control and Prevention (CDC) data, no children in the U.S. treated with post-exposure prophylaxis have been reported to have had rabies between 2018 and April 2021.

Rabies is a life-threatening disease, but it is fully preventable if treated on time. It impacts approximately 40,000 people in the U.S. each year. According to the World Health Organization (WHO), up to 40 percent of people exposed to a suspected rabid animal are children under 15 years of age.

“Improving the lives of people with rare and serious diseases is our most important mission at Kedrion Biopharma,” said Kedrion Biopharma Chief Executive Officer, Val Romberg. “As the U.S. market’s first and only human rabies immune globulin to be studied in children, KEDRAB is an excellent example of that dedication. Today’s news will provide added peace of mind for physicians who choose KEDRAB in treating children who have possibly been exposed to rabies. We are especially proud of our partnership with Kamada, which has resulted in this significant step forward in global health.”

“Kamada is excited to have a HRIG that can treat people of all ages in the U.S. with the FDA-approved label expansion for KEDRAB,” said Amir London, Chief Executive Officer of Kamada. “We believe that this label update may support an increase of KEDRAB’s U.S. market share. We anticipate that sales of KEDRAB will continue to grow meaningfully in the U.S., capturing a significant portion of the estimated annual $150 million U.S. HRIG market.”

Kamada has been selling the HRIG product since 2003 in numerous territories outside of the U.S. under the brand name KAMRAB®.

Kamada sold approximately 5 million ml of KamRAB to date, demonstrating significant clinical experience with the product. Under the clinical development and marketing agreement between Kedrion Biopharma and Kamada, Kamada holds the license for KEDRAB and Kedrion Biopharma has exclusive rights to commercialize the product in the U.S.

About KEDRAB®

KEDRAB® [Rabies Immune Globulin (Human)] is a human rabies immune globulin (HRIG) indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection in persons of all ages when given promptly after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine.

KEDRAB was approved by the FDA in August, 2017. KEDRAB is supplied in single-dose vials containing 2 mL or 10 mL of ready-to-use solution with a nominal potency of 150 IU/mL

KEDRAB should be administered concurrently with a full course of rabies vaccine.

Important Safety Information:

●	Severe hypersensitivity reactions, including anaphylaxis, may occur with KEDRAB. Have epinephrine available immediately to treat any acute severe hypersensitivity reactions.

●	KEDRAB is made from human plasma donors and may carry a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeld-Jacob disease (vCJD) agent and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent.

Please see KEDRAB full prescribing Information for complete prescribing details. You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

About the KEDRAB® U.S. Pediatric Clinical Study

KEDRAB’s safety and effectiveness have been established in children. KEDRAB was evaluated in a two-center, open-label clinical trial in 30 pediatric patients exposed or possibly exposed to rabies virus for whom post-exposure prophylaxis (PEP) was indicated. The primary objective of the study was to confirm the safety of KEDRAB in the pediatric population.

The patients were treated with KEDRAB at a dose of 20 IU/kg on Day 0 and active rabies vaccine on Days 0, 3, 7, and 14 as per the Advisory Committee on Immunization Practices (ACIP) recommendations for rabies PEP. The patients ranged in age from 0.5 to 14.9 years; 46.7 percent were females, 6.7 percent were Asian, 23.3 percent were Black or African American and 70 percent were White.

Rabies virus neutralizing antibody (RVNA) titers and tolerability were assessed on day 14 following administration. Participant safety was monitored for 84 days. No serious adverse reactions, rabies infections, or deaths were recorded through day 84.

Of the 30 patients, 28 (93.3 percent) achieved a Day-14 RVNA titer ≥0.5 IU/mL, the World Health Organization recommended level. This secondary objective included the evaluation of antibody levels and effectiveness of KEDRAB in the prevention of rabies disease when administered with a rabies vaccine, according to the rabies PEP guidelines recommended by ACIP.

View the published U.S. Pediatric Clinical Study here.

About Rabies

Rabies is a preventable viral disease of mammals most often transmitted through the bite of a rabid animal. It is a serious and nearly always fatal infection. In the U.S., rabies in wild animals, especially raccoons, skunks, foxes and bats, accounts for most cases of rabies passed on to humans, pets, and other domestic animals. An acute, progressive viral encephalomyelitis, rabies carries the highest case fatality rate of any conventional etiological agent. Rabies is one of the oldest described infectious diseases, known for over 5,000 years.

About Kedrion Biopharma

Kedrion Biopharma is a leading international biopharmaceutical company that specializes in the development, production and distribution of plasma-derived therapeutic products for use in treating serious diseases, disorders and conditions such as immune system deficiencies and coagulation disorders. Kedrion has special expertise in the treatment of rare diseases and in the manufacture of hyper-immune products such as anti-hepatitis B, anti-tetanus and RhoGAM® for prophylaxis against Rh sensitization and subsequent hemolytic disease of the fetus and newborn. The company operates through a fully integrated business model from the collection of plasma in its own centers in the United States to fractionation and production in its manufacturing facilities located in Italy, Hungary and the United States.

Headquartered in Castelvecchio Pascoli (Italy), Kedrion has over 2,500 employees and a commercial presence in approximately 100 countries worldwide. Kedrion places a high value on the welfare of those who benefit from its products, as well as on the people and the communities it serves. Additional information about Kedrion Biopharma can be found at kedrion.com and kedrion.us.

About Kamada

Kamada Ltd. (“Kamada” or the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21 percent of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) Estimation that rabies impacts approximately 40,000 people in the U.S. each year and that up to 40% of people exposed to a suspected rabid animal are children under 15 years of age, 2) the belief that sales of KEDRAB has the potential to continue to grow in the U.S. by capturing a significant share of the estimated annual $150 million U.S. HRIG market, and 3) the belief that the new label extension further differentiate KEDRAB from other currently available HRIGs in the U.S. market. Forward-looking statements are based on Kamada’s and Kedrion’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, competition within, and entry of new treatments for, the U.S. HRIG market, corporate events associated with Kamada, Kedrion and their respective partners in relation to KEDRAB and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement, Kamada and Kedrion undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Kamada: Chaime Orlev Chief Financial Officer IR@kamada.com Bob Yedid LifeSci Advisors, LLC 646-597-6989 Bob@LifeSciAdvisors.com	Kedrion Biopharma: Sheila A. Burke Method Health Communications 484-667-6330 methodhealthcomms@gmail.com

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